UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Element 21 Golf Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

286186101

(CUSIP Number)

July 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
Vladimir Goryunov
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.	THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

               TO ITEMS 2(d) OR 2(e)           [   ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Russia

Number Of Shares Beneficially Owned By Each Reporting Person	7. SOLE VOTING POWER 1,841,291 * 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 1,841,291 * 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,841,291*

12.           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                (SEE INSTRUCTIONS) [   ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.37%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*Represents 857,677 shares of Common Stock owned directly and 983,614 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days upon the conversion of Series B Convertible Preferred Stock.

This Amendment (“Amendment No. 3”) is being filed to amend the Schedule 13D originally filed by the Reporting Person with the Commission on August 4, 2006, Amendment No. 1 thereto filed on December 1, 2006 and Amendment No. 2 thereto filed June 19, 2007 (together, the “Original Schedule 13D”). All terms used but not defined in this Amendment No. 3 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents described in the Original Schedule 13D and incorporated by reference therein.

Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.01 per share (the “Common Stock”), of Element 21 Golf Company (the “Company”). The principal executive offices of the Company are located at 200 Queen's Quay E, Toronto, Ontario, M5A 4K9, Canada. On April 25, 2008, the Company effected a 1 for 20 reverse stock split of its Common Stock; share numbers set forth herein are adjusted to reflect this split.

Item 2. Identity and Background

This statement is filed by Vladimir Goryunov, a private investor. The principal office of the Reporting Person is located at Alderstasse 31, Zurich 8008, Switzerland.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds for purposes of effecting investment transactions.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock and Series B Convertible Preferred Stock for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time as dividends on the Series B Convertible Preferred Stock or in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time. The Reporting Person does not, at the present time, have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is deemed to beneficially own 1,840,626 shares of Common Stock, representing 857,677 shares owned directly and 982,949 shares that the Reporting Person has the right to acquire within sixty (60) days upon the conversion of Series B Convertible Preferred Stock. The number of shares the Reporting Person beneficially owns represents approximately 16.36% percent of the outstanding shares of Common Stock, based upon 9,407,816 shares of Common Stock outstanding as of May 14, 2009 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009. As described in the Original 13D, pursuant to a Subscription Agreement dated as of July 14, 2006 between the Company and the Reporting Person (the “2006 Subscription Agreement”), the Reporting

Person purchased Preferred Stock and Warrants in two equal tranches, on July 31, 2006 and on November 30, 2006 as a result of which the Reporting Person held Series B Convertible Preferred Stock and Warrants representing, respectively, 588,240 shares and 882,353 shares of Common Stock which as of the date of filing of Amendment No. 1 represented approximately 20.75% of the Company’s outstanding Common Stock. As of May 15, 2007, the Company and the Reporting Person entered into a Subscription Agreement (the “2007 Subscription Agreement”) pursuant to which the Reporting Person was issued additional shares of Series B Convertible Preferred Stock and Warrants representing, respectively, 294,120 shares and 294,120 shares of Common Stock, as a result of which, as of the filing of Amendment No. 2 resulted in the Reporting Person being deemed to own 2,058,833 shares of Common Stock or 26.64%. All the Warrants described in the Original Schedule 13D expired unexercised on or before January 31, 2009, and the Reporting Person’s deemed ownership of the Company’s Common Stock was accordingly reduced to approximately 10.08% based on the shares of Common Stock outstanding as of November 12, 2008 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008 and to approximately 8.57% based upon 9,407,816 shares of Common Stock outstanding as of May 14, 2009 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009. In July 2009 the Company and the Reporting Person agreed to certain amendments of the Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock providing, among other things, for an adjustment of the conversion price and the payment of a retroactive dividend in the form of Common Stock which is included in the number of shares reported herein as being owned directly by the Reporting Person and for the payment of dividends in Common Stock quarterly hereafter. In consideration for his consent to such amendments, the Reporting Person was also issued 25,000 shares of Common Stock.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of shares owned by the Reporting Person.

(c) The Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The 2006 and 2007 Subscription Agreements and the Amended and Restated Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock provide the Reporting Person with certain preemptive rights, registration rights, dividend rights, liquidation preferences, class voting rights and dilution protection, among other things. The foregoing summary of the foregoing does not purport to be complete and is qualified in its entirety by reference to such agreements and documents which are incorporated by reference herein and in the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1

Amended and Restated Certificate of the Powers, Designations, Preferences and Rights of the Series B Convertible Preferred Stock, Par Value $0.10 Per Share, incorporated by reference to Exhibit 4.12 of the Current Report on Form 8-K of Element 21 Golf Company filed on August 3, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2009

/s/ Vladimir Goryunov